Exhibit 99.2

Annual General Meeting of Shareholders
to be held Wednesday, June 26, 2019

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

May 14, 2019

Suite 610 – 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON June 26, 2019

NOTICE IS HEREBY GIVEN that the 2019 annual general meeting (the “Meeting”) of the shareholders of Gold Standard Ventures Corp. (the “Company”) will be held at the Terminal City Club, 837 West Hastings St., Vancouver, British Columbia, V6C 1B6, on Wednesday, June 26, 2019, at 10:00 a.m. (Pacific time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2018 and the report of the auditor on those statements.

2.	To elect directors for the ensuing year.

3.

To appoint Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

4.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

This notice is accompanied by a management information circular (the “Information Circular”) and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders (collectively the “Meeting Materials”). Shareholders are requested to read the Information Circular and, if unable to attend the Meeting in person, complete, date, sign and return the proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials at www.goldstandardv.com/investors/filings/agm. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. The Meeting Materials will be available on www.goldstandardv.com/investors/filings/agm as of May 17, 2019, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of May 17, 2019.

All shareholders will receive a notice and access notification, together with a proxy or voting instruction form, as applicable, which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies using the control number as it appears on the proxy or voting instruction form accompanying your notice and access notification. For holders with a 15 digit control number, you may request materials by calling toll free, within North America – 1-866-962-0498 or direct, from outside North America – (514) 982-8716, and entering your control number as indicated on your proxy or voting instruction form. For holders with a 16 digit control number, you may request materials by calling toll free, within North America – 1-844-669-5702 or direct, from outside North America – (604) 687-2766, and entering your control number as indicated on your voting instruction form. Meeting Materials will be sent to you at no cost within three business days of your request, if such request is made before the Meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and Meeting date, all requests must be received no later than June 17, 2019. If you do request paper copies of the Meeting Materials, please note that another proxy/voting instruction form will not be sent and you should retain your current one for voting purposes. To obtain paper copies of the Meeting Materials after the Meeting date, please contact 1-844-669-5702.

i

The Board of Directors of the Company has fixed the close of business on May 7, 2019 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof. The Board of Directors of the Company has also fixed 10:00 a.m. (Pacific time) on Monday, June 24, 2019, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent, Computershare Trust Company of Canada.

DATED at Vancouver, British Columbia, as of the 14th day of May, 2019.

GOLD STANDARD VENTURES CORP.

By:

(signed) “Jonathan T. Awde”
Jonathan T. Awde
President and Chief Executive Officer

ii

INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of May 14, 2019.

This Information Circular is being provided by the management of Gold Standard Ventures Corp. (the “Company”) to everyone who was a shareholder (“Shareholder”) of record of the Company on May 7, 2019 (the “Record Date”), which is the date that has been fixed by the Board of Directors of the Company (the “Board”) as the record date to determine the Shareholders who are entitled to receive notice of and to vote at the Meeting.

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management for use at the 2019 annual general meeting of the Shareholders that is to be held on Wednesday, June 26, 2019 at 10:00 a.m. (Pacific time) at the Terminal City Club, 837 West Hastings St., Vancouver, British Columbia, V6C 1B6 (the “Meeting”). The solicitation of proxies will be primarily by mail. Certain employees or directors of the Company may also solicit proxies by telephone, email or in person. The cost of solicitation will be borne by the Company.

This year, as described in the notice and access notification (the “Notice and Access Notice”) mailed to Shareholders, the Company will deliver the Meeting Materials (as defined below) to Shareholders by posting the Meeting Materials on www.goldstandardv.com/investors/filings/agm. The Meeting Materials will be available on this website as of May 17, 2019, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (the “SEC”) website at www.sec.gov as of May 17, 2019. See “Notice and Access” below.

Under the Articles of the Company (the “Articles”), two individuals who are Shareholders, proxy holders representing Shareholders or duly authorized representatives of corporate Shareholders representing shares aggregating not less than 25% of the issued and outstanding shares of the Company carrying the right to vote at the Meeting must be present before any action may validly be taken at the Meeting. If such a quorum is not present in person or by proxy, the Company will reschedule the Meeting.

PART 1 – VOTING

HOW A VOTE IS PASSED

Voting at the Meeting will be by a show of hands, each Shareholder having one vote, unless a poll is requested or otherwise required, in which case each Shareholder is entitled to one vote for each common share of the Company (“Share”) held. In order to approve a motion proposed at the Meeting, the motion will require the affirmative vote of greater than 50% of the votes cast (an “ordinary resolution”) unless the motion requires a special resolution in which case the motion will require the affirmative vote of greater than 66 2/3% of the votes cast (a “special resolution”).

WHO CAN VOTE?

Registered Shareholders whose names appear on the Company’s central securities register maintained by Computershare Trust Company of Canada (“Computershare”), the Company’s registrar and transfer agent, as of the close of business on the Record Date, are entitled to attend and vote at the Meeting. Each Share is entitled to one vote.

If your Shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-Registered Shareholders” set out below.

HOW TO VOTE

If you are a registered Shareholder and eligible to vote, you can vote your Shares in person at the Meeting or by signing and returning the accompanying form of proxy (the “Proxy”) by mail in the prepaid envelope provided or vote using the telephone or Internet as indicated on the form. Please see “Registered Shareholders” below.

If your Shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see “Non-Registered Shareholders” below.

REGISTERED SHAREHOLDERS

You are a registered Shareholder if your Shares are registered in your name on the Company’s central securities register maintained by Computershare.

Voting in Person

If you plan to vote in person at the Meeting, do NOT complete and return the Proxy.

Instead, you will need to register with Computershare when you arrive at the Meeting and your vote will be taken and counted at the Meeting.

If your Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer’s authority should be presented at the Meeting.

Voting by Proxy

If you do not wish to or cannot attend the Meeting in person, you may appoint someone else to attend the Meeting and act as your proxyholder to vote in accordance with your instructions. You can submit your Proxy as follows:

By Mail

Complete the Proxy or any other proper form of proxy, sign, date and return it, together with the power of attorney or other authority if any, under which it was signed or a notarially certified copy, to:

Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

By Telephone or Internet

To complete your voting instructions using the telephone call 1-866-732-VOTE (8683) toll free and follow the prompts.

You can also vote using the Internet by going to www.investorvote.com and following the instructions.

You will need to insert your 15 digit control number found at the bottom of the first page of the Proxy to vote by telephone or the Internet.

Whichever method you choose, the Proxy must be received or voting instructions completed at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting or any adjournment thereof. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

You May Choose Your Own Proxyholder

The persons named in the Proxy are directors and/or executive officers of the Company. YOU HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS

PROXYHOLDERS. TO EXERCISE THIS RIGHT, YOU MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF YOUR NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

Your Voting Instructions

The Shares represented by Proxy will be voted or withheld from voting in accordance with the instructions of the applicable Shareholder on any ballot called for and, if a choice is specified with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of such specifications, your Shares will be voted in favour of each of the matters referred to herein. Each such matter is described in greater detail elsewhere in this Information Circular.

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the notice of meeting (the “Notice of Meeting”) and other matters which may properly come before the Meeting. It is the intention of the persons designated in the Proxy to vote in accordance with their best judgement on such matters or business. At the time of printing of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

Revocation of Proxies

A Proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing (or, if the Shareholder is a corporation, by a duly authorized officer or attorney) and either delivered to the Company’s head (and registered) office at Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4 at any time up to 4:00 p.m. (Pacific time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Shareholders are “non-registered Shareholders” (“Non-Registered Holders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, the Notice and Access Notice, this Information Circular and the Proxy or VIF (as defined below), as applicable, (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. This year, the Company has decided to use notice and access to deliver the Meeting Materials to Shareholders. The Meeting Materials will be available on www.goldstandardv.com/investors/filings/agm as of May 17, 2019, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov and on the Company’s website at www.goldstandardv.com as of May 17, 2019. All Shareholders will receive a Notice and Access Notice which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. See “Notice and Access” below.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders and seek voting instructions unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-

Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare as provided above; or

(b)	more typically, be given a VIF which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form” or “VIF”) which the Intermediary must follow. Typically, the VIF will consist of a one page pre-printed form. The Non-Registered Holder must properly complete and sign the VIF and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. However, without specific voting instructions, Intermediaries and their agents and nominees are prohibited from voting Shares for their clients. Accordingly, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the persons named in the form of proxy or VIF and insert the name of such Non-Registered Holder or such other person’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or VIF is to be delivered.

Every Intermediary has its own instructions on how to return the VIF; however, generally, you can submit your VIF as follows:

By Mail

Complete the enclosed VIF, sign and return it in the envelope provided.

By Telephone or the Internet

If you want to submit your voting instructions by telephone or using the Internet, see the enclosed VIF for details.

By Appointing Someone Else

If you want to appoint someone other than management’s representative as your proxyholder, who need not be a Shareholder, to attend the Meeting and vote for you, follow the instructions on the enclosed VIF.

If you are voting by instruction, you are subject to an earlier deadline so that your nominee has enough time to submit your instructions to us. Every Intermediary has its own procedures to follow. Therefore, please read your VIF carefully.

Voting in Person

If you plan to vote in person at the Meeting:

  nominate yourself as appointee by following the instructions provided by your Intermediary. Your vote will be counted at the Meeting so do NOT complete the voting instructions on the form; and

  register with the transfer agent, Computershare, when you arrive at the Meeting.

You may also nominate yourself as proxyholder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

If you bring your VIF to the Meeting, your vote will NOT count. Your vote can only be counted if you have returned the VIF in accordance with the instructions above and attend the Meeting and vote in person.

Your Voting Instructions

If you do not specify how you want to vote, the persons named in the VIF as appointees will vote FOR each item of business. If you appointed someone else to attend the Meeting and vote on your behalf, he or she can vote as they see fit.

Revocation of Voting Instructions

A Non-Registered Holder may revoke a VIF or a waiver of the right to receive the Meeting Materials and to vote by following the instructions provided by their Intermediary.

UNITED STATES SHAREHOLDERS

This solicitation of proxies involves securities of a corporation incorporated in Canada and is being effected in accordance with the corporate laws of the province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of the provinces of Canada differ from the disclosure and proxy solicitation requirements under United States securities laws. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (“BCBCA”), some of its directors and its executive officers are residents of Canada and a significant portion of its assets and the assets of such persons are located outside the United States. Shareholders may not have standing to bring a claim against a foreign corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign corporation and its officers and directors to subject themselves to a judgment by a United States court.

NOTICE AND ACCESS

The Company will deliver the Meeting Materials to Shareholders by posting the Meeting Materials on www.goldstandardv.com/investors/filings/agm. The Meeting Materials will be available on this website as of May 17, 2019, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov and on the Company’s website at www.goldstandardv.com as of May 17, 2019.

The Company will mail paper copies of the Meeting Materials to those registered and beneficial Shareholders who have previously elected to receive paper copies of the Company’s meeting materials. All other Shareholders will receive a Notice and Access Notice which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies using the control number as it appears on the Proxy or VIF accompanying your Notice and Access Notice. For holders with a 15 digit control number, you may request materials by calling toll free, within North America – 1-866-962-0498 or direct, from outside North America – (514) 982-8716, and entering your control number as indicated on your Proxy or VIF. For holders with a 16 digit control number, you may request materials by calling toll free, within North America – 1-844-669-5702 or direct, from outside North America – (604) 687-2766, and entering your control number as indicated on your VIF. Meeting Materials will be sent to you at no cost within three business days of receipt of your request, if such request is made before the Meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and Meeting date, all requests must be received no later than June 17, 2019. If you do request paper copies of the Meeting Materials, please note that another Proxy/VIF will not be sent and you should retain your current one for voting purposes. To obtain paper copies of the Meeting Materials after the Meeting date, please contact 1-844-669-5702.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

All issued Shares are entitled to be voted at the Meeting and each has one vote. As of the Record Date there were 260,042,886 Shares issued and outstanding.

Only those Shareholders of record on the Record Date will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following persons beneficially own, or exercise control or direction, directly or indirectly, over Shares carrying 10% or more of the voting rights attached to all outstanding Shares:

Name and Municipality of Residence	Number of Shares	Percentage of Issued and Outstanding Shares
FCMI Parent Co. Toronto, Ontario	30,493,966	11.73%
OceanaGold Corporation Melbourne, Australia	40,459,161 (1)	15.56%
Newmont Goldcorp Corporation Vancouver, British Columbia	35,325,291 (2)	13.58%

Notes:
(1)	Held by 1015776 B.C. Ltd., a wholly-owned subsidiary of OceanaGold Corporation.
(2)	Held by Goldcorp Inc., a wholly-owned subsidiary of Newmont Goldcorp Corporation.

PART 3 - THE BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

Directors of the Company are elected for a term of one year. Management proposes to nominate the persons named below for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles or he or she becomes disqualified to act as a director.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed Proxy will vote FOR the election of the eight (8) nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy shall have the right to vote for another nominee in their discretion.

The following table and notes thereto contain biographical information furnished by each of the nominees:

Name, Province/State and Country of Residence and Position with the Company	Present Principal Occupation (1)	Director Since	Shares Owned (2)
Jonathan T. Awde (8) British Columbia, Canada President, CEO and Director	President and Chief Executive Officer of the Company, July 2010 to present	July 13, 2010	2,921,994
D. Bruce McLeod (3) British Columbia, Canada Lead Director	President and Chief Executive Officer of Sabina Gold & Silver Corp. (TSX – SBB), a mining company, from February 2015 to present	September 29, 2016	137,500
Robert J. McLeod (4) (6) British Columbia, Canada Director	Exploration geologist, 2003 to present	June 28, 2011 Previously a director from July 13, 2010 to March 17, 2011	113,540

Name, Province/State and Country of Residence and Position with the Company	Present Principal Occupation (1)	Director Since	Shares Owned (2)
Jamie D. Strauss (3) (6) London, United Kingdom Director	Director, Strauss Partners, a London based boutique mining finance firm, 2009 to present; Director of Altius Minerals Corporation, a mining company, 2009 to present; Director of Bacanora Lithium plc, a mining company, 2016 to present; Director of Digbee Ltd., a London-based alternative research platform, 2016 to present	September 5, 2012	94,300
William E. Threlkeld (5) (7) Colorado, U.S.A. Director	Geologist, Senior Vice-President, Seabridge Gold Inc. (TSX – SEA and NYSE – SA), a mining company, 2001 to present	March 17, 2011	117,200
Zara Boldt (4) British Columbia, Canada Director	Professional Accountant (CPA, CGA); CFO and Corporate Secretary of Lucara Diamond Corp., a mining company, 2018 to present; Director of Bluestone Resources Inc., a mining company, 2017 to present	September 12, 2017	52,000
Ron Clayton(3) (5) Nevada, U.S.A. Director	President and Chief Executive Officer of Havilah Mining Company, a mining company, 2019 to present	January 29, 2018	60,000
Alex Morrison (4) (6) Colorado, U.S.A. Director	Professional Accountant (CPA, CA). Director of Taseko Mines Limited, a mining company, April 2011 to present; Director of Gold Resource Corporation, a mining company, March 2016 to present	September 12, 2017	30,000

Notes:
(1)	Includes occupations for the preceding five years unless the director was elected at the previous annual meeting and was shown as a nominee for election as a director in the information circular for that meeting.
(2)	The approximate number of Shares carrying the right to vote in all circumstances beneficially owned, or over which control or direction, directly or indirectly, is exercised by each proposed nominee as of the Record Date. This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by Computershare or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.
(3)	Member of corporate governance and nominating committee (the “Corporate Governance and Nominating Committee”). Ron Clayton is Chair of the Corporate Governance and Nominating Committee.
(4)	Member of audit committee (the “Audit Committee”). Zara Boldt is Chair of the Audit Committee.
(5)	Member of health, safety and environment committee (the “Health, Safety and Environment Committee”). William E. Threlkeld is Chair of the Health, Safety and Environment Committee.
(6)	Member of compensation committee (the “Compensation Committee”). Alex Morrison is Chair of the Compensation Committee.
(7)	Member of technical committee (the “Technical Committee”). Mac R. Jackson, Jr., the Company’s Chief Geologist, is Chair of the Technical Committee.
(8)	Member of disclosure committee (the “Disclosure Committee”). Jonathan Awde is Chair of the Disclosure Committee.

Pursuant to the provisions of the BCBCA the Company is required to have the Audit Committee whose members are indicated above. See also Part 6 “AUDIT COMMITTEE” below. The Company also has the Compensation Committee, the Corporate Governance and Nominating Committee, the Health and Safety Committee and the Technical Committee, the members of which are indicated above. See also Part 4 “EXECUTIVE COMPENSATION” and Part 7 “CORPORATE GOVERNANCE”.

Corporate Cease Trade Orders, Bankruptcy, Penalties or Sanctions

Corporate Cease Trade Orders or Bankruptcy

Other than as disclosed below, as of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial of any company (including the Company) that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)	was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In early 1998, Mercator Minerals Ltd. (“Mercator”), through its then management, filed a registration statement under the U.S. Exchange Act with the SEC which became effective in 1998 without further action by Mercator. Mercator’s subsequent management and directors (including D. Bruce McLeod) were not aware that the registration statement had become effective and accordingly, no further filings were made with the SEC. In June 2011, Mercator received notice from the SEC advising that its registration statement had become effective in 1998 and was delinquent in its SEC filings. As Mercator was unable to make the requisite filings for the period from 1998 to 2011, Mercator negotiated with the SEC and on November 8, 2011 an order was issued by the SEC under section 12(j) of the U.S. Exchange Act revoking Mercator’s registration. The 12(j) order restricted members of a national securities exchange, broker or dealer from effecting any transaction in or inducing the purchase or sale of Mercator’s shares in the United States. On November 8, 2011, Mercator filed a Form 40-F registration statement under the U.S. Exchange Act with the SEC, which became effective on January 9, 2012, in order to remove the restrictions on market participants under the section 12(j) order so that trading in Mercator’s shares in the United States could resume.

D. Bruce McLeod was President and CEO and a director of Mercator when it filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) (the “BIA”) on August 26, 2014. Mr. D. B. McLeod resigned as an officer and resigned from the board effective September 4, 2014. Pursuant to section 50.4(8) of the BIA, Mercator was deemed to have filed an assignment in bankruptcy on September 5, 2014 as a result of allowing the ten-day period within which Mercator was required to submit a cash flow forecast to the Official Receiver to lapse.

Jonathan T. Awde is a former director and officer of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the TSX Venture Exchange. Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010. Effective August 18, 2010, Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”) and appointed Deloitte & Touche Inc. as its trustee. On January 24, 2011, the deadline for filing its Proposal under the Bankruptcy Act expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date.

Penalties or Sanctions

Other than as disclosed below, as of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

On September 2, 2014, Jonathan T. Awde was fined a total of $46,000 by the Quebec court for 11 counts of failing to file insider reports within the prescribed time period required under applicable securities legislation in respect of certain trades in securities of Northern Star during the period from November 2008 to April 2010. The fine has been paid in full.

Personal Bankruptcy

As of the date of this Information Circular, no proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Except as disclosed in this Information Circular, to the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management now or may in the future serve as directors, officers, promoters and members of management of other public companies, some of which are or may be involved in mineral exploration and development, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

APPOINTMENT OF THE AUDITOR

Davidson & Company LLP, Chartered Professional Accountants, have served as the Company’s auditor since their initial appointment on July 13, 2010. See also Part 6 “AUDIT COMMITTEE”.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the appointment of the auditor, the persons named in the enclosed Proxy will vote FOR the approval of Davidson & Company LLP, Chartered Professional Accountants, to serve as auditor of the Company until the next annual meeting of the Shareholders and to authorize the directors of the Company to fix the remuneration to be paid to the auditor.

PART 4 – EXECUTIVE COMPENSATION

As defined under applicable securities legislation, the Company had five “Named Executive Officers” during the financial year ended December 31, 2018 as set out below:

Jonathan T. Awde	-	President and Chief Executive Officer
Michael N. Waldkirch	-	Chief Financial Officer
Mac R. Jackson, Jr.	-	Chief Geologist
Glenn Kumoi	-	Vice-President General Counsel and Corporate Secretary
Steve Koehler	-	Manager of Projects

Definitions: For the purpose of this Information Circular:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“closing market price” means the price at which the Company’s security was last sold, on the applicable date,

(a)	in the security’s principal marketplace in Canada, or

(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“external management company” includes a subsidiary, affiliate or associate of the external management company;

“grant date” means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company’s Named Executive Officers.

The Company’s policies on compensation and 2018 Compensation Philosophy and Objectives (“2018 Compensation Philosophy”) for its Named Executive Officers are intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of the Company, with the key objective of creating long-term value for shareholders. The 2018 Compensation Philosophy provides that:

(a)	long-term success will be dependent upon the speed and progress achieved towards the building and profitable operation of gold mines;

(b)	the Company needs an executive team with experience, expertise and motivation to achieve its objectives in an efficient, effective and timely manner;

(c)	the Company operates in a competitive marketplace with limited executive talent and needs to attract and retain high-calibre individuals to achieve its objectives;

(d)	the Company’s executive compensation approach emphasizes performance-based incentives that reward its executives for the achievement of specific business goals including year over year progress towards mine building and production;

(e)	base salary, short-term incentive compensation (discretionary cash bonuses) (“STIP”) and long-term incentive compensation (stock options or RSUs) (“LTIP”) are the programs currently available for executive compensation;

(f)	the Company assesses target performance and superior performance when it assesses executive performance, at both the corporate and personal levels;

(g)	target performance will result in total direct compensation at approximately the median of the Compensation Peer Group (as defined below) and superior performance should be rewarded at, or above, the 75th percentile of the Compensation Peer Group;

(h)	the level of executive total direct compensation should, over the long term, be aligned with the total shareholder return of the Company compared to the Compensation Peer Group; and

(i)	the Compensation Committee and the Board retain the discretion to adjust individual performance objectives during the year to ensure they remain aligned with the evolving priorities of the Company. Discretion may also be exercised to increase or decrease payout levels based on an overall assessment of (a) the Company’s overall financial condition and operating performance, (b) the Company’s share price and total shareholder return, (c) the Company’s progress towards the completion of key technical reports, (d) Canadian and global market conditions impact on the performance of gold exploration and development companies, and (e) the Company’s ability to pay a short term-incentive reward. This additional judgement may include the adjustment of the form of payments for short-term and long-term incentives and provides flexibility to make reasonable exceptions when necessary.

Neither the Company’s directors nor its NEOs are permitted to purchase financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Company to such individuals as compensation or held, directly or indirectly, by the director or NEO.

Goals and Objectives

The Board has established the Compensation Committee which is currently comprised of Alex Morrison (Chair), Robert J. McLeod and Jamie D. Strauss.

The purpose of the Compensation Committee is to make recommendations to the Board regarding the following: (a) executive compensation (including philosophy and programs); (b) management development and succession; (c) compensation of the members of the Board; and (d) broadly applicable compensation and benefit programs; however, it is the Board as a whole who is responsible for determining the final compensation (including long-term incentive in the form of stock options and restricted share units (“RSUs”)) to be granted to the Company’s executive officers and directors to ensure that such arrangements reflect the responsibilities and risks associated with each position. Additionally, the exercise of discretion by both the Compensation Committee and the Board in determining final compensation is key to producing a fair and reasonable result. Management directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board with considerable input as to executive compensation.

As an advanced exploration and development natural resource issuer, the Company’s executive compensation program focuses primarily on rewarding the efforts of its executives in increasing Shareholder value and meeting the goals and objectives established by the Board for the Company as a whole and each executive on an individual basis. The Compensation Committee is responsible for reviewing executive compensation with respect to the achievement of these goals on an annual basis and making recommendations to the Board with input from the Company’s CEO. In doing so, the Compensation Committee recognizes the importance of ensuring that overall compensation for Named Executive Officers is not only internally equitable, but also competitive within the market segment for advanced exploration and development natural resource issuers. Specifically, the Compensation Committee’s review and evaluation includes measurement of, among others, the following areas: the achievement of corporate objectives, exploration programs, discoveries and other successes, progress on development, progress on permitting, share price performance, maintaining expenditures within budgets and successes with other challenges facing the Company. The Compensation Committee also takes into consideration the value of similar incentive awards to executive officers at comparable companies and the awards given to executive officers in past years.

The goal of the Compensation Committee is to meet at least twice a year to assess, evaluate, monitor and make recommendations to the Board regarding appropriate executive compensation policies as well as succession planning and will meet more frequently if required.

As set out below, decisions relating to option grants and RSU grants are made by the Board based on input from the Compensation Committee and CEO, as applicable, and having regard to the intended purpose of such grants as long-term incentives.

The Board considers the implications of potential risks associated with the Company’s compensation policies and practices, and has adopted practices to identify and mitigate these risks, including:

(a)	capping STIP payouts while not providing a minimum STIP payout;

(b)	providing a mix of compensation between salary and scorecard-related STIP and LTIP incentives, with a high percentage of salary “at risk” for STIP and LTIP payouts;

(c)	consideration of strategic objectives in deciding future compensation; and

(d)	retaining discretion of the Compensation Committee to alter both the means of compensation, between cash and equity incentives, as well as the quantum of compensation, based on the Company’s financial status.

Executive Compensation Program

The Board’s compensation philosophy is aimed at attracting and retaining quality and experienced people that are critical to the success of the Company.

Executive compensation is comprised of three principal elements: base fee or salary, STIP and LTIP. In the future, the Company may consider the use of a medium-term incentive plan (consisting of cash and/or RSUs and stock options) upon the achievement of specific medium-term, value enhancing milestones towards building and operating a mine.

The levels of awards for base fee or salary, STIP and LTIP will be made with reference to a group of comparative companies at the mining development stage. The Compensation Committee, in consultation with management, has approved a peer group of the following companies, which was recommended to the Board and approved, for the 2018 fiscal year:

  Ascot Resources Ltd.;

  Bear Creek Mining Corp.;

  Belo Sun Mining Corp.;

  Corvus Gold Inc.;

  Falco Resources Inc.;

  NGEx Resources Inc.;

  Osisko Mining Inc.;

  Sabina Gold & Silver Corp.;

  Seabridge Gold Inc.; and

  Victoria Gold Corp.

(the “Compensation Peer Group”)

Base fee or salary is intended to be competitive with, but not at the high end of the range of, similar issuers in the advanced exploration and development stage of the junior natural resources market. After base fee or salary, stock options and RSUs are considered to be long-term incentives and the most important form of long-term compensation, as they provide incentive to build Shareholder value and align compensation with Shareholder experience. The number of stock options and/or RSUs granted is proportional to the recipient’s position in the Company and tied to meeting targets and stretch goals in accordance with the compensation scorecard. Bonuses are the least important of the three components and are determined at year-end in accordance with the 2018 Compensation Philosophy. It is anticipated that, if granted, they will be equal to a percentage of base fee or salary and relate to performance against metrics in the compensation scorecard.

Total direct compensation for NEOs (base salary plus STIP plus LTIP) for “target” performance will be at approximately the median compensation of the Compensation Peer Group. “Superior” performance will be rewarded at or above the 75th percentile of the compensation of the Compensation Peer Group through the use of STIP and LTIP awards linked to performance. Compensation is intended to, over the long term, be aligned with the total Shareholder return of the Company compared to the Compensation Peer Group.

Each element has a different function, as described in greater detail below, but all elements work together to reward the Named Executive Officers appropriately for personal and corporate performance.

Base Fee or Salary

Base fees or salaries are considered an essential element in attracting and retaining the Company’s senior executives (including the Named Executive Officers) and rewarding them for corporate and individual performance. Base fees or salaries midpoints are established each year by evaluating the median salaries of the companies in the Peer Group.

Base fees or salaries are reviewed annually by the Board and are adjusted, if appropriate, to reflect performance and market changes taking into account the recommendations of the Compensation Committee.

In addition to base fee or salary, the Named Executive Officers are reimbursed by the Company for reasonable out-of-pocket expenses incurred in connection with their employment with the Company.

Salary Reviews

In 2018, the Board did not authorize any increases to the base salaries paid to certain Named Executive Officers, as set out in the “Summary Compensation Table” below.

Short-Term Incentives (“STIP”)

The STIP for senior executives (including the Named Executive Officers) is provided through a target cash bonus consisting of a percentage of the base salary based on actual performance and measured using a written annual scorecard. First implemented in 2016, the scorecard consists of objectives relating to key strategic goals aligned to Shareholder value, personal metrics as well as health, safety and environmental (“HS&E”) requirements as set out in the compensation scorecard. In the event that HS&E metrics are not achieved, the Compensation Committee will consider appropriate reductions, which may impact as much as 100% of the STIP.

To facilitate a performance-based approach, annual STIP awards (as a percentage of base salary) are available to each NEO as follows:

Position	Percentage of Salary at “Target” Performance	Percentage of Salary at “Superior” Performance
Chief Executive Officer	60%	90%
Chief Financial Officer	40%	60%
Chief Geologist	40%	60%
Manager of Projects	40%	60%
VP General Counsel and Corporate Secretary	40%	60%

“Target” performance will represent expected levels of execution against performance targets and will result in total cash compensation (base salary plus STIP) at approximately the median cash compensation of the Peer Group.

“Superior” performance will represent advanced levels of execution against performance targets and will result in total cash compensation (base salary plus STIP) at or above the 75th percentile of cash compensation of the Peer Group.

Given the current stage of development of the Company, stretched targets, if relevant, will also be considered in the overall assessment of amount of STIP to be paid to the senior executives.

Long-Term Incentives (“LTIP”)

The LTIP for senior executives (including the Named Executive Officers) is provided through stock option grants under the Company’s Stock Option Plan (the “Option Plan”) and RSU grants under the Company’s restricted share unit award plan (the “RSU Plan”).

Each Named Executive Officer is eligible for option grants and RSU grants as determined by the Board, based on the recommendation of the Compensation Committee following the scoring of the compensation scorecard. Named Executive Officers, subject to their position within the Company, are eligible for a percentage of their base salary for LTIP allocation. This figure is then adjusted depending on the scorecard score between 0 – 200% (with 100% being target and up to 200% for targets being significantly exceeded). Following any discretionary adjustments by the Compensation Committee, half of the awarded LTIP value is provided in stock options using a Black-Scholes option value to determine the number of options issued and the remaining half of the awarded LTIP value is awarded in RSUs using the higher of: (i) the 5-day trading volume weighted average of Shares on the Toronto Stock Exchange (the “TSX”); and (ii) the closing price of the Shares on the TSX on the date of issuance, to determine to the number of RSUs issued.

The value of LTIP will be based on Company performance and annual LTIP grants for “target” performance as follows:

Position	Grant Value at “Target”
Chief Executive Officer	$500,000
Chief Financial Officer	$250,000
Chief Geologist	$250,000
Manager of Projects	$250,000
VP General Counsel and Corporate Secretary	$250,000

The value of LTIP grants may be increased if the Company performance is above “target”.

Participation in the Option Plan and the RSU Plan is considered to be a critical component of compensation that provides incentive to the Named Executive Officers to create long-term growth and Shareholder value, as the value of the stock options and the RSUs are directly dependent on the market valuation of the Company. As such, stock options and RSUs reward overall corporate performance, as measured through the price of the Shares, and enables executives to acquire and maintain a meaningful ownership position in the Company.

Option Plan

The Option Plan, which was initially adopted on June 28, 2011, as subsequently amended on June 13, 2012, June 9, 2015 and September 12, 2017, provides for the grant of options to directors, senior officers, Employees, Management Company Employees, Consultants and Consultant Companies of the Company and its Affiliates (as those terms are defined in the Option Plan).

The Option Plan permits the granting of options to purchase up to a maximum of 10% of the issued and outstanding Shares on a non-diluted basis. The maximum number of Shares issuable to insiders, when combined with all of the Company’s other security based compensation arrangements (including the RSU Plan), shall not exceed 10% of the issued and outstanding Shares, at any time or in any 12 month period. The options granted under the Option Plan may be exercisable for the period determined by the Board at the time of grant, subject to the terms of the Option Plan and the policies of the TSX.

Stock options are normally granted by the Board when an executive officer or director first joins the Company based on his or her level of responsibility within the Company. The Board also evaluates the number of options an executive officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants. Options are usually priced at the higher of the closing trading price of the Shares on the business day immediately preceding the date of grant and the five day volume weighted average price, and the current policy of the Board is that options expire five years from the date of grant. The exercise price of options shall not be less than the Market Price (as defined in the Option Plan) of the Shares less applicable discounts permitted by the TSX. The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time.

All options are non-assignable and non-transferable. An option can only be exercised by the optionee and only so long as the optionee is a director, officer, employee or consultant of the Company, any of its subsidiaries or a management company employee or within a reasonable period of time, not to exceed one year, after the optionee ceases to be in at least one of such positions to the extent that the optionee was entitled to exercise the option at the date of such cessation. In the event of death of an optionee, the option previously granted to him or her shall be exercisable as to all or any of the Shares in respect of which such option has not previously been exercised at the date of the optionee’s death (including in respect of the right to purchase Shares not otherwise vested at such time), by the legal representatives of the optionee at any time up to and including (but not after) a date one year following the date of death of the optionee or the expiry time of the option, whichever occurs first.

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the stock options granted under the Option Plan as of the end of the financial year ended December 31, 2018 and for the two preceding financial years. The burn rate is calculated by dividing the number of options granted under the Option Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable financial year.

Name	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Number of stock options granted under the Option Plan	2,799,256	3,465,140	672,500
Weighted average of the outstanding securities for that fiscal year	253,212,703	228,376,609	205,007,118
Annual Burn Rate (%)	1.11%	1.52%	0.33%

The Board may amend the Option Plan at any time; provided, however that no such amendment may, without the consent of an optionee, adversely alter or impair any option previously granted to such optionee. Any amendment to be made to the Option Plan or an option is subject to the prior approval of the TSX and the Shareholders, if required by the rules of the TSX. The Board has the power and authority to approve amendments relating to the Option Plan or a specific option without further approval of the Shareholders of the Company, to the extent that such amendments are, among other things: (i) amendments of a “housekeeping” nature, including those required to clarify any ambiguity or rectify any inconsistency in the Option Plan; (ii) amendments necessary to comply with any changes required by applicable regulatory authorities having jurisdiction over securities of the Company from time to time including, but not limited to, the TSX or other mandatory provisions of applicable law; (iii) amendments which are advisable to accommodate changes in tax laws; (iv) extension of accelerated expiry dates to, but not beyond, the expiry date originally set at the time of the option grant; (v) amendments to the vesting provisions of any option granted under the Option Plan; and (vi) amendments to the terms of options in order to maintain option value in connection with an adjustment in the Shares.

None of the following amendments to the Option Plan may be made unless Shareholder approval is obtained: (i) to increase the maximum number of Shares issuable under the Option Plan; (ii) to reduce the Exercise Price (as defined in the Option Plan) of an option held by an insider of the Company; (iii) to extend the term of any options held by insiders of the Company, other than an extension during a Black Out Period (as defined in the Option Plan); (iv) to remove or to exceed the Insider Participation Limit (as defined in the Option Plan); (vi) to permit the grant of an option with an Option Period (as defined in the Option Plan) of more than 5 years from the grant date; (vii) to amend the non-assignability provision contained in the Option Plan, except as otherwise permitted by the TSX or for estate planning or estate settlement purposes; (viii) to expand the class of optionees to whom options may be granted under the Option Plan; and (ix) to amend the amendment provisions in the Option Plan.

Amendments to the Option Plan for the following require disinterested Shareholder approval, amendments that: (i) could result in a reduction in the exercise price of an option if the optionee is an insider of the Company at the time of the proposed amendment; (ii) an extension of the Option Period of an option if the optionee is an insider of the Company at the time of the proposed amendment; or (iii) any action to remove or to exceed the Insider Participation Limit.

As of the Record Date, there are currently 11,018,720 options outstanding, representing 4.24% of the issued and outstanding Shares, leaving a maximum of 13,866,936 options, representing 5.33% of the issued and outstanding Shares available for grant pursuant to the Option Plan combined with all other security based compensation arrangements.

RSU Plan

The RSU Plan, which was initially adopted on September 12, 2017, provides directors, officers and employees of the Company or its affiliates (“Award Participants”) with grants of RSUs, which represent a right to receive from the Company, at a future date, newly-issued Shares. All grants of RSUs are subject to the terms and conditions of an agreement entered into between the Company and the Award Participant (as the case may be) at the time the RSU is granted.

The RSU Plan permits the granting of up to a maximum of 5,000,000 RSUs, representing 1.92% of the outstanding Shares. In addition, the aggregate number of Shares that may be issuable pursuant to the RSU Plan combined with all of the Company’s other security based compensation arrangements, including the Option Plan, shall not exceed 10% of the outstanding Shares. The number of Shares that may be issued under any RSU will be determined by the Compensation Committee, provided that the number of Shares reserved for issuance to any one Award Participant pursuant to the RSU Plan combined with all of the Company’s other security compensation based arrangements, including the Option Plan, within any one year period shall not, in aggregate, exceed 5% of the total number of outstanding Shares and the number of Shares (i) issued, at any time, to Award Participants that are insiders of the Company and (ii) issued to Award Participants that are insiders of the Company within any one year period pursuant to the RSU Plan, or when combined with all of the Company’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance from treasury of Shares shall not, in aggregate, exceed 10% of the total number of outstanding Shares. Rights or interests of an Award Participant under the RSU Plan may not be assigned except pursuant to a will or by the laws of succession and distribution.

RSUs granted pursuant to the RSU Plan shall typically have a vesting term of three years, subject to the discretion of the Compensation Committee to determine a different vesting schedule for any RSU. Except as otherwise determined by the Compensation Committee, upon the termination of an Award Participant’s employment (as determined under criteria established by the Compensation Committee), including by way of death, retirement, disability, termination without cause and termination for cause during the term of a RSU, all unvested RSUs held by the Award Participant shall be forfeited and cancelled; provided, however, that the Compensation Committee may, if it determines that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions or conditions with respect to any such RSU.

Any unvested RSU issued to an Award Participant at the time of a Merger and Acquisition Transaction (as defined in the RSU Plan) shall immediately vest if either (i) the Award Participant is either terminated without cause or resigns with good reason (as such term has been defined under common law, including any reason that would be considered to amount to constructive dismissal by a court of competent jurisdiction) from their position with the Company within the period ending 12 months from the date of the completion of the Merger and Acquisition Transaction, or (ii) the Compensation Committee, acting reasonably, determines that an adjustment to the number and type of Shares (or other securities or other property) issuable pursuant to a RSU resulting from a Merger and Acquisition Transaction is impractical or impossible. In such an event, the Compensation Committee shall, acting reasonably, determine the extent to which the Award Participant met the RSU vesting conditions.

The RSU Plan provides that the Company may make any amendment to any RSU or the RSU Plan with the approval of Shareholders, including any amendment that would:

(a)	increase the number of Shares, or rolling maximum, reserved for issuance under the RSU Plan;

(b)	extend the term of an RSU beyond its original expiry time; or

(c)	result in any modification to the amendment provisions of the RSU Plan.

The RSU Plan also permits the Company to make any amendment other than those listed above without prior approval of Shareholders, including:

(a)	amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

(b)	amendments to reflect any requirements of any regulatory authorities to which the Company is subject;

(c)	amendments to any vesting provisions of an RSU; and

(d)	amendments to the expiration date of an RSU that does not extend the term of an RSU past the original date of expiration for such RSU.

Upon expiry of the applicable vesting period or at such later date as may be otherwise specified in an award agreement, the Shares issuable pursuant to the RSUs will be registered in the name of the Award Participant, or as the Award Participant may direct, subject to applicable securities laws and upon such issuance of Shares the RSUs will be cancelled.

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the RSUs granted under the RSU Plan as of the end of the financial year ended December 31, 2018 and for the two preceding financial years. The burn rate is calculated by dividing the number of RSUs granted under the RSU Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable financial year.

Name	Year ended December 31, 2018	Year ended December 31, 2017 (1)	Year ended December 31, 2016
Number of RSUs granted under the RSU Plan	567,110	Nil	Nil
Weighted average of the outstanding securities for that fiscal year	253,212,703	Nil	Nil
Annual Burn Rate (%)	0.22%	Nil	Nil

Note:
(1)	The RSU Plan was adopted on September 12, 2017. No RSUs were issued during the financial year ended December 31, 2017.

As of the Record Date, there are currently 1,118,632 RSUs outstanding, representing 0.43% of the issued and outstanding Shares, leaving 3,881,368 RSUs available for grant (which combined with the number of options outstanding, may not exceed 10% of the issued and outstanding Shares), pursuant to the RSU Plan.

2018 STIP and LTIP Awards

After reviewing the performance of the Named Executive Officers in 2018, the Compensation Committee and the Board found that their performance was below target on each of the objectives except with respect to staying on budget. Accordingly, the STIP and LTIP granted to the Named Executive Officers for their performance in 2018 was below the target amounts. The Compensation Committee exercised their discretion to reduce the payout upon due consideration of the overall performance of the Company in 2018.

Details of the Named Executive Officers’ target STIP payouts are as follows:

Name	STIP Based on Meeting “Target” Performance	2018 STIP payout
Jonathan T. Awde	$264,000	$179,187
Michael N. Waldkirch	$67,600	$45,883
Mac R. Jackson, Jr.	$97,677 (1)	$61,736 (1)
Steve Koehler	$97,240 (1)	$59,515 (1)
Glenn Kumoi	$92,000	$62,444

Note:
(1)	These figures have been converted from US dollars using an exchange rate of US$1.00 = 1.3642 as of December 31, 2018.

The amounts of STIP granted to each of the Named Executive Officers were based on their performance using the compensation scorecard for 2018, as modified for each Named Executive Officer other than the CEO by their level of achievement in attaining their personal objectives, and factoring in the discretion of the Compensation Committee and the Board.

Details of the Named Executive Officer’s target LTIP payouts are as follows:

Name	LTIP Based on Meeting “Target” Performance (1)	2018 LTIP awarded (1)
Jonathan T. Awde	$500,000	$339,370
Michael N. Waldkirch	$250,000	$110,296
Mac R. Jackson, Jr.	$250,000	$164,686
Steve Koehler	$250,000	$159,686
Glenn Kumoi	$250,000	$169,686

Note:
(1)	Based on a Black-Scholes option value of C$0.84 and the fair value of the RSUs granted. See Note 1 of the “Summary Compensation Table” for further information regarding the valuation of options and RSUs.

The amounts of LTIP granted to each of the Named Executive Officers was based on their performance using the scorecard for 2018 as modified for each Named Executive Officer other than the CEO by their level of achievement in attaining their personal objectives and factoring in the discretion of the Compensation Committee and the Board. In determining the quantum of stock options and RSUs to be granted to each Named Executive Officer, the Compensation Committee assessed the scoring of each Named Executive Officer for the 2018 fiscal year and established a value to be paid on meeting or exceeding targets. This quantum approach was then recommended by the Compensation Committee for Board approval, which the Board approved.

See Part 4 “EXECUTIVE COMPENSATION – Long Term Incentive Plan (“LTIP”)” for details of the material terms of the Option Plan and the RSU Plan.

Executive Compensation Report

In 2017, the Compensation Committee engaged Roger Gurr & Associates (“Gurr”) to provide a review of executive and board compensation to assist the Company in developing an appropriate compensation strategy (including a comparator group of mining companies) to attract, retain and motivate staff to achieve the Company’s development plans.

The following table lists the fees paid to Gurr in the two most recently completed financial years:

	2018	2017
Executive Compensation-Related Fees	$Nil	$22,500
All Other Fees	$Nil	Nil

Performance Graph

The chart below shows the percentage change in the Company’s cumulative Shareholder return commencing December 31, 2013 and ending December 31, 2018, based upon a $100 investment made on December 31, 2013 in Shares, against the cumulative total Shareholder return of the S&P/TSX Composite Index over the same period.

	December	December 31,	December 31,	December 30,	December 29,	December 31,
	31, 2013 (1)	2014 (1)	2015 (1)	2016 (1)	2017 (1)	2018 (1)
$100 Investment in Base Period	$100	$76.92	$146.15	$441.54	$338.46	$263.08

Note:
(1)	The Company’s last business day of the year.

As described above, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and share performance is one performance measure that is reviewed and taken into consideration with respect to executive compensation.

The Company’s compensation policies provide a significant portion of each senior executive’s compensation package in the form of stock option compensation. The options are intended to be competitive and forward-looking. See “Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” below for details of current stock options granted by the Company to the Named Executive Officers.

However, the Company operates in a commodity business and the share price can be directly impacted by the market prices of gold and other precious metals, which fluctuate widely and are affected by numerous factors that are difficult to predict and are beyond the Company’s control. The Company’s share price is also affected by other factors beyond the Company’s control, including general and industry-specific economic and market conditions. The Compensation Committee evaluates financial performance by reference to the Company’s operating performance in addition to short-term changes in share price based on its view that the Company’s long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the current stock price may be temporarily depressed by short-term factors, such as recessionary economies and operating markets or depressed commodity prices or temporarily increased due to market conditions or events. The movement in share price of the Company is not considered wholly representative of actions taken with respect to executive compensation.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, whose total compensation was more than $150,000 for the most recently completed financial year. These individuals are referred to collectively as the “Named Executive Officers” or “NEOs”.

Name and principal position	Year	Salary	Share Based Awards (1)	Option Based Awards (2)	Non-equity incentive plan compensation		Pension Value	All other Compensation (3)	Total Compensation
					Annual Incentive Plans	Long- Term Incentive Plans
Jonathan T. Awde President and CEO (4)	2018	$440,000 (5)	$221,085	$144,685 (7)	$152,787 (8)	Nil	Nil	Nil	$958,557
	2017	$440,000 (5)	$250,000	$250,000 (7)	$250,800 (8)	Nil	Nil	Nil	$1,190,800
	2016	$312,500 (5) (6)	Nil	$715,219 (7)	$653,400 (8)	Nil	Nil	Nil	$1,681,119
Michael N. Waldkirch CFO	2018	$169,000 (9)	$70,033	$47,023 (10)	$39,123 (11)	Nil	Nil	$266,150 (12)	$591,329
	2017	$169,000 (9)	$81,493	$81,493(10)	$67,803 (11)	Nil	Nil	$187,000 (12)	$586,789
	2016	$164,500 (9)	Nil	$167,600 (10))	$137,803 (11)	Nil	Nil	Nil	$469,903
Mac R. Jackson, Jr. Chief Geologist	2018	$231,930 (13)	$102,003	$69,843 (14)	$51,836 (15)	Nil	Nil	Nil	$455,612
	2017	$275,303 (13)	$125,000	$125,000(14)	$106,267 (15)	Nil	Nil	Nil	$631,570
	2016	$280,857 (13)	Nil	$305,901 (14)	$333,210 (15)	Nil	Nil	Nil	$919,968
Steven Koehler Manager of Projects	2018	$230,894	$99,471	$67,343 (16)	$49,756 (17)	Nil	Nil	Nil	$447,464
	2017	$231,411	$134,750	$134,750 (16)	$99,783 (17)	Nil	Nil	Nil	$600,694
	2016	$244,029	Nil	$186,130 (16)	$236,548 (17)	Nil	Nil	Nil	$666,707
Glenn Kumoi VP General Counsel and Corporate Secretary(18)	2018	$230,000	$106,543	$72,343 (19)	$53,244 (20)	Nil	Nil	Nil	$462,130
	2017	$118,185	$125,375	$545,704 (19)	$54,102 (20)	Nil	Nil	$30,000 (21)	$873,366
	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)	Refers to RSUs granted under the RSU Plan based on the fair value of such RSUs granted during the fiscal years ended December 31, 2019 and December 31, 2018 as compensation for the fiscal years ended December 31, 2018 and 2017, respectively. The fair value of RSUs granted annually is obtained by multiplying the number of RSUs granted by the higher of: (i) the five (5) day trading volume weighted average price of the Shares prior to the date of the grant of the RSUs; and (ii) the closing price of the Shares on the date of issuance.

(2)	Refers to options granted under the Option Plan based on the fair value of such stock options granted during the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017. See “Incentive Plan Awards” below. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black-Scholes option pricing model assuming the following: 2019 – life expectancy of 4 years, a risk free rate of 1.81%, a forfeiture rate of 0% and volatility of 62%; 2018 – life expectancy of 4 years, a risk free rate of 1.99%, a forfeiture rate of 0% and volatility of 65%; and 2017 – life expectancy of 4.9 years, a risk free rate of 1.53%, a forfeiture rate of 0% and volatility of 70%. No options were granted to NEOs during the fiscal year ended December 31, 2016. Stock options were granted during the fiscal years ended December 31, 2018 and December 31, 2017 as compensation for the fiscal years ended December 31, 2017 and December 31, 2016, respectively.

(3)	The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer’s total compensation for the financial year.

(4)	Mr. Awde receives no additional compensation for his services as a director.

(5)	This amount was paid to a private company controlled by Mr. Awde.

(6)	Effective October 1, 2016, the management fee paid to the private company controlled by Mr. Awde increased from $22,500 per month ($270,000 per annum) to $36,666 per month ($440,000 per annum).

(7)	On January 31, 2019, Mr. Awde was granted options to purchase a total of 171,684 Shares for a period of five (5) years at a price of $1.74 per Share, based on his performance during the year ended December 31, 2018. On March 5, 2018, Mr. Awde was granted options to purchase a total of 238,016 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017. On August 1, 2017, Mr. Awde was granted options to purchase a total of 575,120 Shares for a period of five (5) years at an exercise price of $2.12 per Share, based on his performance during the year ended December 31, 2016.

(8)	During the year ended December 31, 2019, a discretionary bonus of $152,787 (2017 - $250,000; 2016 - $653,400) was paid to a private company controlled by Mr. Awde, based on his performance during the year ended December 31, 2018.

(9)	This amount was paid to a private company controlled by Mr. Waldkirch for financial management fees.

(10)	On January 31, 2019, Mr. Waldkirch was granted options to purchase a total of 55,797 Shares for a period of five (5) years at a price of $1.74 per Share, based on his performance during the year ended December 31, 2018. On March 5, 2018, Mr. Waldkirch was granted options to purchase a total of 77,586 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017. On August 1, 2017, Mr. Waldkirch was granted options to purchase a total of 134,770 Shares for a period of five (5) years at an exercise price of $2.12 per Share, based on his performance during the year ended December 31, 2016.

(11)	During the year ended December 31, 2019, a discretionary bonus of $39,123 (2017 - $67,803; 2016 - $137,803) was paid to a private company controlled by Mr. Waldkirch, based on his performance during the year ended December 31, 2018.

(12)	During the years ended December 31, 2018 and 2017, the Company compensated a private company controlled by Mr. Waldkirch for accounting and administrative fees.

(13)	This amount was paid to Mr. Jackson in his capacity as Senior Geologist of the Company.

(14)	On January 31, 2019, Mr. Jackson was granted options to purchase a total of 82,876 Shares for a period of five (5) years at a price of $1.74 per Share, based on his performance during the year ended December 31, 2018. On March 5, 2018, Mr. Jackson was granted options to purchase a total of 119,008 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017. On August 1, 2017, Mr. Jackson was granted options to purchase a total of 245,980 Shares for a period of five (5) years at an exercise price of $2.12 per Share, based on his performance during the year ended December 31, 2016.

(15)	During the year ended December 31, 2019, a discretionary bonus of $51,836 (2017 - $106,276; 2016 - $333,210) was paid to Mr. Jackson, based on his performance during the year ended December 31, 2018.

(16)	On January 31, 2019, Mr. Koehler was granted options to purchase a total of 79,909 Shares for a period of five (5) years at a price of $1.74 per Share, based on his performance during the year ended December 31, 2018. On March 5, 2018, Mr. Koehler was granted options to purchase a total of 128,290 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017. On August 1, 2017, Mr. Koehler was granted options to purchase a total of 149,670 Shares for a period of five (5) years at an exercise price of $2.12 per Share, based on his performance during the year ended December 31, 2016.

(17)	During the year ended December 31, 2019, a discretionary bonus of $49,756 (2017 - $99,783; 2016 - $236,548) was paid to Mr. Koehler, based on his performance during the year ended December 31, 2018.

(18)	Glenn Kumoi was appointed as an officer on June 1, 2017.

(19)	On January 31, 2019, Mr. Kumoi was granted options to purchase a total of 85,842 Shares for a period of five (5) years at a price of $1.74 per Share, based on his performance during the year ended December 31, 2018. On March 5, 2018, Mr. Kumoi was granted options to purchase a total of 119,365 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017. On June 1, 2017, Mr. Kumoi was granted options to purchase a total of 325,000 Shares for a period of five (5) years at an exercise price of $2.24 per Share.

(20)	During the year ended December 31, 2019, a discretionary bonus of $53,244 (2017 - $54,102) was paid to Mr. Kumoi, based on his performance during the year ended December 31, 2018.

(21)	During the year ended December 31, 2017, a one-time signing bonus of $30,000 was paid to Mr. Kumoi.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each Named Executive Officer at December 31, 2018:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price	Option Expiration Date	Value of unexercised in-the-money- options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested (2)	Market or payout value of vested share-based awards not paid out or distributed (2)
Jonathan T. Awde President and CEO	238,016	$2.11	Mar. 5, 2023	Nil	118,483	$250,000	Nil
	575,120	$2.12	Aug. 1, 2022	Nil
	700,000	$0.73	Nov. 27, 2020	$686,000
	200,000	$0.77	Sep. 12, 2019	$188,000
Michael N. Waldkirch CFO	77,586	$2.11	Mar. 5, 2023	Nil	38,622	$81,492	Nil
	134,770	$2.12	Aug. 1, 2022	Nil
	200,000	$0.73	Nov. 27, 2020	$196,000
	50,000	$0.77	Sep. 12, 2019	$47,000
Mac R. Jackson, Jr. VP, Exploration	119,008	$2.11	Mar. 5, 2023	Nil	59,241	$125,374	Nil
	245,980	$2.12	Aug. 1, 2022	Nil
	200,000	$0.73	Nov. 27, 2020	$196,000
	75,000	$0.77	Sep. 12, 2019	$70,500
Steven Koehler Manager of Projects	128,290	$2.11	Mar. 5, 2023	Nil	63,862	$125,000	Nil
	149,670	$2.12	Aug. 1, 2022	Nil
	100,000	$0.73	Nov. 27, 2020	$98,000
	75,000	$0.77	Sep. 12, 2019	$70,500
Glenn Kumoi VP General Counsel and Corporate Secretary	119,365	$2.11	Mar. 5, 2023	Nil	59,419	$134,749	Nil
	325,000	$2.24	Jun. 1, 2022	Nil
TOTAL	3,712,805			$1,552,000	339,627	$716,615	Nil

Notes:
(1)	Based on the difference between the closing price of the Shares on the TSX on December 31, 2018 of $1.71 and the stock option exercise price, multiplied by the number of Shares under option.
(2)	The fair value of RSUs granted annually is obtained by multiplying the number of RSUs granted by the higher of: (i) the five (5) day trading volume weighted average price of the Shares prior to the date of the grant of the RSUs; and (ii) the closing price of the Shares on the date of issuance.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2018, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2018 for each Named Executive Officer:

Name	Option-based awards – Value vested during the year (1)	Share-based awards – Value vested during the year (2)	Non-equity incentive plan compensation pay-out during the year (3)
Jonathan T. Awde President and CEO	$26,839	Nil	$152,787
Michael N. Waldkirch CFO	$6,289	Nil	$39,123
Mac R. Jackson, Jr. VP, Exploration	$11,479	Nil	$51,835
Steven Koehler Manager of Projects	$6,985	Nil	$49,756
Glenn Kumoi VP General Counsel and Corporate Secretary	Nil	Nil	$53,244

Notes:
(1)	This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price of the underlying Shares on the date of vesting. If the option was not in-the-money then a NIL value was assigned.
(2)	No share based awards vested during the financial year ended December 31, 2018.
(3)	Discretionary cash bonuses were paid to the Named Executive Officers pursuant to the STIP.

See also Part 3 “EXECUTIVE COMPENSATION – Long Term Incentive Plan (“LTIP”)” for details regarding the material provisions of the Option Plan and the RSU Plan.

Pension Plan Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

Termination and Change of Control Benefits

The Company is a party to consulting and/or employment agreements (collectively the “Consulting Agreements”) with each of the five Named Executive Officers, being Jonathan T. Awde, Michael N. Waldkirch, Mac R. Jackson, Jr., Steven Koehler and Glenn Kumoi (or private companies controlled by such Named Executive Officers) which provide for termination payments in certain circumstances. With respect to Messrs. Awde and Waldkirch, an amount equal to two times each Named Executive Officer’s annual base fee/salary plus bonus is payable in the event that the Named Executive Officer is terminated without cause, and each Named Executive Officer is entitled to terminate his engagement with the Company and receive a payment in an amount equal to three times the Named Executive Officer’s annual base fee/salary plus bonus if: (a) there is a “change of control” of the Company; and (b) a specified “trigger event” occurs. Each such Named Executive Officer has a period of 180 days from the occurrence of the trigger event to exercise the termination right under his Consulting Agreement. In the cases of Messrs. Jackson and Koehler, each are entitled to terminate their employment with the Company and receive a payment in an amount equal to two times their annual base salary plus bonus if: (a) there is a “change of control” of the Company; and (b) a specified “trigger event” occurs, provided that Messrs. Jackson and Koehler exercises their right of termination within 180 days from the occurrence of the trigger event. In the case of Mr. Kumoi, he is entitled to terminate his employment with the Company and receive a payment in an amount equal to two times his annual base salary plus bonus if: (a) there is a “change of control” of the Company; and (b) an implied trigger event occurs. His bonus in such event is deemed to be 70% of his base salary.

Under the Consulting Agreements, a “change of control” includes the occurrence of any of the following events: (a) the acquisition of a 20% voting interest in the Company by a Shareholder; (b) the completion of a consolidation, merger, amalgamation or statutory arrangement between the Company and another person (other than a subsidiary of the Company) pursuant to which all or part of the outstanding voting Shares are changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Company or any other person or for cash or any other property; and (c) the sale by the Company of property or assets, (i) aggregating more than 50% of the consolidated assets of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company, or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company, to any other person or persons (other than the Company or one or more of its subsidiaries), and (iv) a change in the composition of the Board, which occurs at a single meeting of the Shareholders or a succession of meetings occurring within six months of each other, whereby individuals who were members of the Board immediately prior to such meeting or succession of meetings, as applicable, cease to constitute a majority of the Board.

A “trigger event” under the Consulting Agreements includes the occurrence of any of the following events: (i) a substantial change in the nature of the services to be performed by the Named Executive Officer; (ii) a material reduction of the base fee or any other form of compensation payable by the Company, except where are all senior executives or consultants of the Company are subject to relatively similar reductions in such value; (iii) a material breach by the Company of any provision of the Consulting Agreement; (iv) a change in the city in which the Named Executive Officer is regularly required to carry out the terms of his Consulting Agreement; (v) the Company ceases to operate as a going concern; (vi) the Company fails to pay when due a material amount payable by it under the Consulting Agreement; or (vii) the successor, if any, fails to effectively assume the Company’s obligations under the Consulting Agreement.

At current annual base fee/salary and discretionary bonus levels, if a change of control occurred followed by a trigger event, and all five Named Executive Officers exercised their rights under the Consulting Agreements, they would be entitled to change of control payments aggregating approximately $4,672,777 or approximately $934,555 per Named Executive Officer on average.

Other than pursuant to the Consulting Agreements, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any payment from the Company or its subsidiaries in the event of (a) the resignation, retirement or any other termination of the officer’s employment with the Company or its subsidiaries, (b) a change of control of the Company or any of its subsidiaries, or (c) a change in the officer’s responsibilities following a change in control.

The following table sets out estimates of the incremental amounts payable to each Named Executive Officer upon identified termination events, assuming each such event took place on the last business day of fiscal year 2018. The table below assumes the exercise of all unexercised options (both vested and unvested) on December 31, 2018.

	Jonathan T. Awde	Michael N. Waldkirch	Mac R. Jackson, Jr. (1)	Steve Koehler (1)	Glenn Kumoi
Termination Without Cause/Constructive Dismissal
Base Fee/Termination Payment	$880,000	$338,000	Nil	Nil	$460,000
Benefits and Perks	Nil	Nil	Nil	Nil	Nil
Annual Incentives (2)	$403,587	$106,926	Nil	Nil	$322,000
Long-Term Incentives (3)	$874,000	$243,000	$266,500	$168,500	Nil
Pension Benefits	Nil	Nil	Nil	Nil	Nil
Triggering Event Following a Change in Control
Base Fee/Termination Payment	$1,320,000	$507,000	$488,384 (4) (5)	$486,201 (5)	$460,000
Benefits and Perks	Nil	Nil	Nil	(6)	Nil
Annual Incentives (2)	$605,381	$160,389	$166,211 (5)	Nil	$322,000
Long-Term Incentives (3)	$874,000	$243,000	$266,500	$157,212 (5)	Nil
Pension Benefits	Nil	Nil	Nil	$168,500	Nil
				Nil

Notes:
(1)	Mr. Jackson’s and Mr. Koehler’s employment agreements do not specifically provide for termination payments in the event of termination without cause.
(2)	Based on the simple average of the discretionary bonuses paid to the Named Executive Officers by the Company for the fiscal years ended December 31, 2018 and 2017.
(3)	Assumes the exercise of all vested “in-the-money” options on December 31, 2018. The closing price of the Shares on the TSX on December 31, 2018 was $1.71 per Share.
(4)	Based on a salary of US$179,000 per annum.
(5)	These figures have been converted from US dollars using an exchange rate of US$1.00 = C$1.3642 as of December 31, 2018.
(6)	Based on a salary of US$178,200 per annum.

Compensation of Directors

As part of its mandate, the Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members. In considering the directors’ compensation packages, the Compensation Committee takes into consideration the relative responsibilities of directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies (although it does not specifically engage in benchmarking for the purposes thereof).

Effective December 1, 2015, the annual fee payable to the Company’s non-executive directors was increased to $36,000 (from $24,000). See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”. Directors who are also executive officers of the Company are not entitled to receive any additional compensation for acting in their capacities as directors of the Company. As of December 1, 2016, independent directors receive an additional $500 per month for acting as the chairman of each committee.

Directors are also eligible to participate in the Option Plan and the RSU Plan, which are designed to give each option holder and/or RSU holder an interest in preserving and maximizing Shareholder value in the longer term. Individual grants are determined by an assessment of each individual director’s level of responsibilities and the importance of his/her position and in line with the metrics recommended by Gurr.

Other than as aforesaid and the reimbursement of expenses incurred as directors, there were no other arrangements, standard or otherwise, pursuant to which directors of the Company were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2018.

Director Compensation Table

The following table sets forth information regarding the compensation paid to the Company’s directors, other than directors who are also Named Executive Officers listed in the “Summary Compensation Table” above, for the fiscal year ended December 31, 2018:

Name	Fees earned	Share- based awards (1)	Option- based awards (2)	Non-equity incentive plan compensation	All other compensation	Total (3)
D. Bruce McLeod	$42,000	$92,500	$92,500	Nil	Nil	$227,000
Robert J. McLeod	$36,000	$77,500	$77,500	Nil	Nil	$191,000
Jamie D. Strauss	$36,000	$77,500	$77,500	Nil	Nil	$191,000
William E. Threlkeld	$42,000	$77,500	$77,500	Nil	Nil	$197,000
Zara Boldt	$42,000	$77,500	$77,500	Nil	Nil	$197,000
Alex Morrison	$42,000	$77,500	$77,500	Nil	Nil	$197,000
Ron Clayton (4)	$36,385	$77,500	$77,500	Nil	Nil	$191,385
TOTAL	$276,385	$557,500	$557,500	Nil	Nil	$1,391,385

Notes:
(1)	Refers to RSUs granted under the RSU Plan based on the fair value of such RSUs granted during the fiscal year ended December 31, 2019 as compensation for the fiscal year ended December 31, 2018. The fair value of RSUs granted annually is obtained by multiplying the number of RSUs granted by the higher of: (i) the five (5) day trading volume weighted average price of the Shares prior to the date of the grant of the RSUs; and (ii) the closing price of the Shares on the date of issuance.
(2)	Refers to options granted under the Option Plan based on the fair value of such stock options granted during the fiscal year ended December 31, 2019 as compensation for the fiscal year ended December 31, 2018. See “Share-based awards, option-based awards and non-equity incentive plan compensation” below. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black-Scholes option pricing model assuming the following: following: 2019 – life expectancy of 4 years, a risk free rate of 1.81%, a forfeiture rate of 0% and volatility of 62%; and 2018 – life expectancy of 4 years, a risk free rate of 1.99%, a forfeiture rate of 0% and volatility of 65%.
(3)	Compensation information for Jonathan T. Awde, also a director of the Company, is contained in the “Summary Compensation Table” for the Named Executive Officers above.
(4)	Ron Clayton was appointed as a director on January 29, 2018. On March 5, 2018, Mr. Clayton was granted options to purchase a total of 300,000 Shares for a period of five (5) years at an exercise price of $2.11 per Share.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at December 31, 2018:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options	Option exercise price	Option Expiration Date	Value of unexercised in-the- money- options (1)	Number of shares or units of shares that have not vested	Market or payout value of share awards that have not vested(2)	Market or payout value of vested share-based awards not paid out or distributed(1)
D. Bruce McLeod	350,000	$3.16	Sep. 29, 2021	Nil	43,838	$92,500	Nil
	150,000	$2.12	Aug. 1, 2022	Nil
	88,066	$2.11	Mar. 5, 2023	Nil
Robert J. McLeod	75,000	$0.77	Sep. 12, 2019	$70,500	36,729	$77,500	Nil
	250,000	$0.73	Nov. 27, 2020	$245,000
	125,000	$2.12	Aug. 1, 2022	Nil
	73,785	$2.11	Mar. 5, 2023	Nil
Jamie D. Strauss	75,000	$0.77	Sep. 12, 2019	$70,500	36,729	$77,500	Nil
	250,000	$0.73	Nov. 27, 2020	$245,000
	125,000	$2.12	Aug. 1, 2022	Nil
	73,785	$2.11	Mar. 5, 2023	Nil
William E. Threlkeld	75,000	$0.77	Sep. 12, 2019	$70,000	36,729	$77,500	Nil
	250,000	$0.73	Nov. 27, 2020	$245,000
	125,000	$2.12	Aug. 1, 2022	Nil
	73,785	$2.11	Mar. 5, 2023	Nil
Zara Boldt	300,000	$2.25	Sep. 12, 2022	Nil	36,729	$77,500	Nil
	73,785	$2.11	Mar. 5, 2023	Nil
Alex Morrison	300,000	$2.25	Sep. 12, 2022	Nil	36,729	$77,500	Nil
	73,785	$2.11	Mar. 5, 2023	Nil
Ron Clayton (3)	300,000	$2.11	Mar. 5, 2023	Nil	Nil	Nil	Nil
TOTAL	3,206,991			$946,500	227,483	$480,000	Nil

Notes:
(1)	Based on the difference between the closing price of Shares on the TSX on December 31, 2018 of $1.71 and the stock option exercise price, multiplied by the number of Shares under option.
(2)	The fair value of RSUs granted annually is obtained by multiplying the number of RSUs granted by the higher of: (i) the five (5) day trading volume weighted average price of the Shares prior to the date of the grant of the RSUs; and (ii) the closing price of the Shares on the date of issuance.
(3)	Mr. Clayton was appointed as a director on January 29, 2018.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2018, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2018 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards- Value vested during the year (1)	Share awards – Value during the year on vesting (2)	Non-equity incentive plan compensation-Pay-out during the year (3)
D. Bruce McLeod	$7,000	Nil	Nil
Robert J. McLeod	$5,833	Nil	Nil
Jamie D. Strauss	$5,833	Nil	Nil
William E. Threlkeld	$5,833	Nil	Nil
Zara Boldt	Nil	Nil	Nil
Alex Morrison	Nil	Nil	Nil
Ron Clayton	Nil	Nil	Nil

Notes:
(1)	This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price of the underlying Shares on the date of vesting. If the option was not in-the-money then a NIL value was assigned.
(2)	No share based compensation vested during the financial year ended December 31, 2018.
(3)	The Company did not grant any non-equity incentive plan compensation to directors during the financial year ended December 31, 2018.

PART 5 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of December 31, 2018, the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	9,317,296	$1.75	16,096,561
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	9,317,296		16,096,561

PART 6 – AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually certain information in its annual information form concerning the constitution of its audit committee and its relationship with its external auditor in accordance with Form 52-110F1. Reference is made to the Company’s annual information form dated March 28, 2019 for the fiscal year ended December 31, 2018 (the “AIF”) for disclosure regarding, inter alia, the Company’s audit committee in accordance with Form 52-110F1. The AIF is available for review on SEDAR under the Company’s profile at www.sedar.com.

PART 7 – CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines, which apply to all Canadian public companies. The Company is also subject to a variety of corporate governance guidelines and requirements of the TSX, the NYSE American LLC (“NYSE American”) and the SEC. The Company has reviewed its own corporate governance practices in light of these guidelines and believes that, for the most part, it meets or exceeds the applicable corporate governance requirements. However, although the Company is listed on the NYSE American, as a “foreign private issuer,” it is not required to comply with all of that exchange’s corporate governance rules which are applicable to U.S. companies so long as the Company complies with Canadian corporate governance practices. The material ways in which the Company’s corporate governance policies, as a foreign company, under Canadian requirements differ from the NYSE American governance rules are a reduced minimum quorum requirement for Shareholder meetings, Shareholder approval for certain issuances of Shares that could result in a 20% increase in the number of outstanding Shares, and Shareholder approval for amendments to option plans.

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) also requires the Company to disclose annually in its Information Circular certain information concerning its corporate governance practices in accordance with the Form 58-101F1, which disclosure is set forth below.

BOARD OF DIRECTORS

NP 58-201 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 58-101, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board is currently comprised of eight (8) directors, seven (7) of whom are “independent” under NI 58-101.

The following table identifies directors who are independent and those directors who are not independent under NI 58-101, along with the basis for determining independent status.

Name	Management	Independent	Reason for related status
Jonathan T. Awde	Yes	No	President and CEO
D. Bruce McLeod	No	Yes	N/A
Robert J. McLeod	No	Yes	N/A
Jamie D. Strauss	No	Yes	N/A
William E. Threlkeld	No	Yes	N/A
Alex Morrison	No	Yes	N/A
Zara Boldt	No	Yes	N/A
Ron Clayton	No	Yes	N/A

As of the date of this Information Circular, the directors of the Company are currently directors and/or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows.

Name of Director	Name of Other Reporting Issuer (1)	Position (1)
Jonathan T. Awde	GFG Resources Inc.	Director
D. Bruce McLeod	Sabina Gold & Silver Corp.	President, CEO and Director
Jamie D. Strauss	Altius Minerals Corporation Bacanora Lithium plc	Director Director
William E. Threlkeld	Seabridge Gold Inc.	Senior Vice-President
Alex Morrison	Taseko Mines Limited Gold Resource Corporation	Director Director
Zara Boldt	Bluestone Resources Inc. Lucara Diamond Corp.	Director CFO and Corporate Secretary
Ron Clayton	Havilah Mining Company	President and CEO

Note:
(1)	The above information has been provided by the directors and has not been independently verified by the Company.

The independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance; however, at each meeting of the Board, the independent members are afforded the opportunity to meet separately. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the board meeting forum. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally. During the Company’s fiscal year ended December 31, 2018, the independent members of the Board met without non-independent directors and members of management.

In November 2016, the Company appointed D. Bruce McLeod as independent lead director (“Lead Director”). To date, the Company has not appointed an independent Chairman. However, each of the independent directors has significant experience as a director and/or executive officer of publicly traded companies and, therefore, does not require the guidance of an independent Chairman in exercising his or her duties as a director.

During the financial year ended December 31, 2018, the Board held 5 formal board meetings. All other Board decisions were passed by way of consent resolution following informal discussions amongst the directors and management. The attendance record for each director for the meetings held in 2018 is as follows:

Board Meetings	Attendance of Board Meetings Held	Attendance of Committee Meetings Held	Overall Attendance %
Jonathan T. Awde	100%	100%	100%
D. Bruce McLeod	100%	100%	100%
Robert J. McLeod	100%	100%	100%
Jamie D. Strauss	100%	100%	100%
William E. Threlkeld	100%	100%	100%
Alex Morrison	100%	100%	100%
Zara Boldt	100%	100%	100%
Ron Clayton	100%	100%	100%

BOARD MANDATE

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees (see “Other Board Committees” below). In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget, reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with Shareholder objectives, reviewing succession planning, assessing management’s performance against approved business plans and industry standards, reviewing and approving the reports and other disclosure issued to Shareholders, ensuring the effective operation of the Board, and safeguarding Shareholders’ equity interests through the optimum utilization of the Company’s capital resources. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. The Board’s mandate is set out in a formal Charter of the Board, a copy of which is available from the Company upon request. See Part 8 “OTHER INFORMATION – Additional Information”.

The Board delegates to management, through the CEO and CFO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Position Descriptions

In order to delineate the roles and responsibilities of the CEO and CFO, the Board has adopted written terms of reference for each of these positions.

The responsibilities of the CEO include, among other things, subject to the oversight of the Board, general supervision and day to day management of the business of the Company, providing leadership and, in collaboration with the Board, developing and monitoring the Company’s strategic direction, and identifying, assessing and determining priorities for the Company, its management and employees including priorities for improvement of existing operations, growth opportunities and general allocation of financial, management and other resources.

The responsibilities of the CFO include, among other things, responsibility for the overall financial planning and management of the Company and its subsidiaries, leadership and management of the Company’s finance and accounting functions including the Company’s business planning, budgeting and forecasting processes, the integrity of the Company’s accounting systems, sub-systems, internal controls, cash management, the signatories and discretionary authorities, and managing the Company’s relationship with the external auditors and the Company’s financial and business reporting, tax planning, estimating and reporting, and regulatory reporting (corporate and securities).

The Board has also adopted written terms of reference for the chair of each committee of the Company including that each chair must be an independent director. The primary functions of a Board committee chair are to provide effective leadership of the committee for which he or she is appointed as chair, to liaise with management and others, as appropriate, to ensure open and frank communications, and to ensure that the responsibilities and duties of the committee as set out in its charter are being properly discharged.

Orientation and Continuing Education

While the Company has not established a formal orientation and education program for new Board members, the Company is committed to providing such information so as to ensure that new directors are familiar with the Company’s business and the procedures of the Board. Information may include the Company’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. New directors are also briefed on strategic plans, short, medium and long term corporate objectives and business risks and mitigation strategies. From time to time, the Company also arranges on-site tours of its operations.

The skills and knowledge of the Board as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records. Reference is made to the table under the heading “Election of Directors” in Part 3 “THE BUSINESS OF THE MEETING” for a description of the current principal occupations of the Company’s Board.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

The Board itself must comply with the conflict of interest provisions of the BCBCA as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to encourage and promote a culture of ethical business conduct, the Board has adopted a Code of Business Conduct and Ethics (the “Code”), which all employees, officers and directors are expected to meet in the performance of their responsibilities. The Code provides a framework for ethical behaviour based on the Company’s mandate, and on applicable laws and regulations, and applies at all levels of the Company, from major decisions to day to day transactions. The Board monitors compliance with the Code. From time to time, matters may be put before the Board where a member has a conflict of interest. When such matters arise, that director declares him or herself as having a conflict of interest and will abstain from participating in the discussions and any vote on that matter. A copy of the Code is available for review on the Company’s website at www.goldstandardv.com.

Nomination of Directors

The Corporate Governance and Nominating Committee is comprised of Ron Clayton (Chair), D. Bruce McLeod and Jamie D. Strauss, all of whom are considered “independent” as that term is defined in applicable securities legislation.

The Corporate Governance and Nominating Committee was formed for the purpose of assisting the Board in developing the Company’s approach to the nomination of directors including, but not limited to, identifying candidates for nomination as a director and recommending qualified director candidates for election at the next annual meeting of Shareholders.

The whole Board identifies gaps in the Board’s areas of competence and seeks to identify new candidates for Board nomination to address those deficiencies.

Compensation

The Compensation Committee is comprised of Alex Morrison (Chair), Robert J. McLeod, and Jamie D. Strauss. Messrs. Morrison, R. J. McLeod and Strauss and are considered “independent” as that term is defined in applicable securities legislation. See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”.

All three Compensation Committee members have direct experience that is relevant to his responsibilities in executive compensation acquired from working as senior executives and/or directors of other publicly traded companies in the junior natural resource sector. In particular, each of Messrs. Strauss and Morrison have direct current experience acting as members of compensation committees for other publicly traded companies in the mining sector.

The purpose of the Compensation Committee is to, inter alia, make recommendations to the Board regarding executive compensation (including long-term incentive in the form of stock options and RSUs) to be paid to the Company’s executive officers having regard to the responsibilities and risks associated with each position.

In addition, compensation to be paid to executive officers who are also directors must be approved by the disinterested directors thereby providing the non-executive officer directors with significant input into compensation decisions. See Part 4 “EXECUTIVE COMPENSATION – Compensation of Named Executive Officers” above for details of the compensation paid to the Company’s Named Executive Officers and a further discussion of the Company’s philosophy, objectives and processes with respect to executive compensation.

Other Board Committees

At the present time, the Board has appointed five formal committees, being the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Health, Safety and Environmental Committee and the Technical Committee.

The Audit Committee is comprised of Zara Boldt (Chair), Robert J. McLeod and Alex Morrison and is primarily responsible for the policies and practices relating to integrity of financial and regulatory reporting of the Company, as well as internal controls to achieve the objectives of safeguarding the Company’s assets, reliability of information, and compliance with policies and laws. For further information regarding the mandate of the Audit Committee, its specific authority, duties and responsibilities, as well as the Audit Committee Charter, see the Company’s AIF dated March 28,

2019 for the fiscal year ended December 31, 2018, a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The Compensation Committee is comprised of Alex Morrison (Chair), Robert J. McLeod and Jamie D. Strauss and is primarily responsible for making recommendations to the Board regarding executive compensation. See Part 7 –“CORPORATE GOVERNANCE - Compensation” above.

The Corporate Governance and Nominating Committee is comprised of Ron Clayton (Chair), D. Bruce McLeod and Jamie D. Strauss and is primarily responsible for the development and supervision of the Company’s approach to corporate governance issues including, but not limited to, the composition of the Board and its committees, orientation and educational programs for directors and reviewing annually the Company’s corporate governance policies and procedures and making recommendations to the Board with respect thereto. The Corporate Governance and Nominating Committee is also responsible for developing the Company’s approach to the nomination of directors including, but not limited to, identifying and recommending qualified candidates for nomination as directors of the Company.

The Health, Safety and Environmental Committee is comprised of William Threlkeld (Chair), Ron Clayton, Steven R. Koehler and Glenn Kumoi. Further information regarding the mandate of the Health, Safety and Environmental Committee is available on the Company’s website at www.goldstandardv.com.

The Technical Committee is comprised of Mac R. Jackson, Jr. (Chair), William E. Threlkeld, Don Harris and Rick Streiff and is primarily responsible for developing and supervising the implementation of the Company’s mineral exploration programs and evaluating and interpreting the results therefrom. Mr. Harris is a Senior Development Geologist of the Company and Mr. Streiff is OceanaGold Corporation’s representative on the Technical Committee. See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”. Further information regarding the mandate of the Technical Committee is available on the Company’s website at www.goldstandardv.com.

As the Company grows, and its operations and management structure become more complex, the Board will likely find it appropriate to constitute additional standing committees and to ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Assessments

In 2017, the Board implemented a formal process to assess the effectiveness of the Board as a whole, and its committees and individual directors. A questionnaire was distributed by the Chair of the Corporate, Governance and Nominating Committee, asking each director to answer a number of questions to assist in the assessment process. After the completed questionnaires were received, in confidence by the Lead Director, he summarized his report and circulated the summary report to all directors, which was then discussed by the Board at a meeting.

Director Term Limits and Board Renewal

The Board has not adopted term limits for directors or other specific mechanisms of Board renewal. The term of office of a director expires at the annual general meeting each year. As noted above, the Corporate Governance and Nominating Committee evaluates and recommends whether an incumbent director should be nominated for re-election to the Board upon expiration of his or her term and makes any required recommendations to the Board. The Board is of the view that this annual review process is more effective for the Company than term limits or other mandated mechanisms of Board renewal such as a mandatory retirement age.

Policy Regarding Representation of Women on the Board

The Board has not adopted a formal written policy regarding the identification and nomination of women directors. Rather, the Corporate Governance and Nominating Committee evaluates the competencies and skills of each member of the Board and the Board as a whole with a view to identifying and nominating potential nominees with the necessary competencies and skills to strengthen and improve the overall effectiveness of the Board.

Representation of Women in the Director Identification and Selection Process

Diversity, including the level of representation of women on the Board, is one factor which the Corporate Governance and Nominating Committee takes into consideration in identifying and nominating candidates for election or re-election to the Board. However, the Corporate Governance and Nominating Committee evaluates potential nominees to the Board by reviewing the qualifications of prospective nominees to determine their relevance and particular skill set having regard to the then-current Board composition and the anticipated skills required to supplement and round out the capabilities of the Board.

Representation of Women in Executive Officer Appointments

The Company believes that potential candidates for executive officer positions should be evaluated based on his or her individual skills and experience and while the Company considers diversity, including the level of representation of women, the Company is committed to offering equal employment opportunities based upon an individual’s qualifications and performance. The Company believes that evaluating candidates for executive officer positions based on their individual experience, skill and ability is consistent with the Company’s commitment of treating people fairly, with dignity and respect.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporate Governance and Nominating Committee considers gender and all other types of diversity when considering new candidates for director and executive positions. However, the Board has not established specific targets for Board or executive officer composition and believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Company and the current composition of the Board and management team, including the current level of representation of women in such positions.

Number of Women on the Board and in Executive Officer Positions

Currently, the Company has one woman on its Board (12.5%) and none in executive officer positions.

PART 8 – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any one of them is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which would constitute routine indebtedness) or to another entity (where such indebtedness to such other entity is, or was at any time during the most recently completed financial year of the Company, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries).

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

As of the date hereof, there is no indebtedness owing to the Company, any of its subsidiaries or any other entity (where such indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries) in connection with the purchase of securities or otherwise by any current or former executive officers, directors or employees of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than disclosed herein, no informed person (as such term is defined under applicable securities legislation), proposed nominee for election as a director, or any associate or affiliate of any informed person or proposed nominee, has had a material interest, direct or indirect, in any transaction with the Company or any of its subsidiaries or in any proposed transaction since the beginning of the last completed financial year that has materially affected the Company or any of its subsidiaries or is likely to do so.

For the above purposes, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting (other than the election of the directors and the appointment of auditors).

MANAGEMENT CONTRACTS

The management functions of the Company are performed by its directors and executive officers and the Company has no management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of the Company or private companies controlled by such directors and executive officers. See Part 4 “EXECUTIVE COMPENSATION” for details of the fees paid to the Company’s Named Executive Officers.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

Financial information about the Company is provided in its comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2018. You may obtain copies of such documents without charge upon request to us at Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4 – telephone (604) 669 – 5702 / facsimile (604) 687 - 3567. You may also access such documents, together with the Company’s additional disclosure documents, through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. If you have further questions, please e-mail the Company at info@goldstandardv.com.

BOARD APPROVAL

The Board has approved the contents and the delivery of this Information Circular to its Shareholders.

DATED at Vancouver, British Columbia, as of the 14th day of May, 2019.

BY ORDER OF THE BOARD

(signed) “Jonathan T. Awde”
Jonathan T. Awde
President and Chief Executive Officer